

July 27, 2015

Ka Wai Andy Yeung
Chief Financial Officer
Cheetah Mobile Inc.
12/F, Fosun International Center Tower
No. 237 Chaoyang North Road
Choyang District, Beijing 100022

      Re: **Cheetah Mobile Inc.**
              Form 20-F for the Fiscal Year Ended December 31, 2014
              Filed April 21, 2015
              File No. 001-36427

Dear Mr. Yeung:

We have reviewed your July 7, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2015 letter.

Operating and Financial Review and Prospects

A. Operating results

Results of Operations, page 91

1.   We note your response to comment 2. Please quantify the impact of the foreign rate differentials , tax holiday and preferential tax treatments on the effective tax rate by jurisdiction for each period presented and tell us how the income or loss mix changed in fiscal year 2014 as compared to prior periods. As part of your response, please confirm that you will include this information in future filings.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant